EXHIBIT 12.1

United Insurance Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

Includes realized gains and losses	For the Year Ended December 31,
	2014	2013		2012	2011	2010
Earnings before income taxes	64,410	34,487	~	15,714	13,016	(1,408)
Fixed charges:
Interest expensed and capitalized	410	367		355	548	1,608
Amortized premiums, discounts and capitalized expenses related to debt	—	—		—	—	159
Interest within rental expense	63	56		39	35	32
Total fixed charges	473	423		394	583	1,799
Earnings before income taxes and fixed charges	64,883	34,910		16,108	13,599	391
Ratio of earnings to fixed charges	137.28	82.56		40.89	23.34	0.22

For purposes of calculating these ratios, earnings consist of pre-tax income from continuing operations and fixed charges. Fixed charges consist of interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to debt; and estimated interest within rental expense.

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.